Exhibit 10.9

Capnia, Inc. 2445 Faber Place, Suite 250 Palo Alto CA 94303 650-213-8444 Main 650-213-8383 Fax

17 April 2014

Antoun Nabhan, JD

Dear Antoun:

I am pleased to offer you a position with Capnia, Inc., a Delaware corporation (the “Company”), as its Vice President, Corporate Development. You shall report to the Chief Executive Officer of the Company. If you decide to join us, you will receive an annual base salary of $225,000, which will be paid in accordance with the Company’s normal payroll procedures, less applicable withholding taxes. As an employee, you will also be eligible to receive certain employee benefits. The Company will re-assess your compensation within 60 days of a successful IPO transaction.

At the first Board of Directors’ meeting after you begin employment, the Company will recommend that you be granted an option to purchase 126,000 shares of the Company’s common stock. All option grants are subject to approval by the Company’s Board of Directors. The Board will determine the exercise price per share when it grants the option. This option grant shall be subject to the terms and conditions of the Company’s Stock Option Plan and Stock Option Agreement, including vesting and repurchase requirements. No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant confer any right to continued vesting or employment. This option shall vest, subject to your continued employment with the Company, as to one fourth (1/4) of the shares on the first anniversary of the date of your employment, and as to an additional one forty-eight (1/48th) of the total number of shares subject to the option on the first day of each calendar month thereafter.

Upon the closing of an IPO in which at least $15 million of net cash proceeds is received by the Company, you will be awarded, at the first meeting of the Board of Directors following such closing, a fully-vested option to purchase up to 27,262 shares of the Company’s common stock pursuant to the above mentioned Plan, Agreement and pricing.

The Company is excited about your joining and looks forward to a beneficial and productive relationship. Nevertheless, you should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least a two-week notice.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company which would result in you devoting less than 100% of your professional efforts to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

As a Company employee, you will be expected to abide by the Company’s rules and standards.

As a condition of your employment, you are also required to sign and comply with an At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement (the “At-Will Employment Agreement”) which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and non-disclosure of Company proprietary information. In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that (i) any and all disputes between you and the Company shall be fully and finally resolved by binding arbitration, (ii) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (iii) all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion, (iv) the arbitration shall provide for adequate discovery, and (v) the Company shall pay all but the first $125 of the arbitration fees. Please note that we must receive your signed At-Will Employment Agreement before your first day of employment.

To accept the Company’s offer, please sign and date this letter in the space provided below. If you accept our offer, your first day of employment will be 11 April 2014. This letter, along with any agreements relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews, pre-employment negotiations or the Consulting Agreement between you and the Company dated October 10, 2013, whether written or oral. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by a designated officer of the Company and you. This offer of employment will terminate if it is not accepted, signed and returned within one week of the date set forth at the top of this letter.

We look forward to your favorable reply and to working with you at Capnia, Inc.

Sincerely,

/s/ Anish Bhatnagar
Anish Bhatnagar, CEO

Agreed to and accepted:

Signature:	/s/ Antoun A. Nabhan

Printed Name:	Antoun A. Nabhan

Date:	04/17/2014

Enclosure:

At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement